Exhibit (a)(2)(A)

EXCEL TECHNOLOGY, INC.

41 Research Way

East Setauket, NY 11733

July 23, 2008

Dear Stockholder:

We are pleased to inform you that on July 9, 2008, Excel Technology, Inc. (“Excel”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with GSI Group, Inc. (“GSI”) and Eagle Acquisition Corporation (“Purchaser”), wholly-owned subsidiary of GSI.

Under the terms of the Merger Agreement, Purchaser is commencing today a cash tender offer to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Excel (the “Common Stock”) at a price of $32.00 per share, net to the seller thereof in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated July 23, 2008, and related materials enclosed with this letter. Unless extended in accordance with its terms, the tender offer will expire at midnight, New York City time, on August 19, 2008, at which time, if all conditions to the tender offer have been satisfied or waived, Purchaser will purchase all shares of Common Stock validly tendered pursuant to the tender offer and not properly withdrawn. Following the consummation of the tender offer, Purchaser will merge with and into Excel on the terms and subject to the conditions set forth in the Merger Agreement, and each share of Common Stock that is outstanding and that has not been accepted for purchase pursuant to the tender offer (other than shares held by Purchaser, GSI or Excel or their subsidiaries, which will be canceled, and other than shares held by stockholders, if any, who properly exercise their appraisal rights under Delaware law) will be converted into the right to receive $32.00 per share in cash.

The board of directors of Excel has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, are fair to and in the best interest of Excel’s stockholders, and approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, on the terms and subject to the conditions set forth therein. Accordingly, the board of directors of Excel unanimously recommends that holders of Common Stock accept the offer, tender their shares of Common Stock to Purchaser pursuant to the offer and, if required by Delaware law, vote their shares of Common Stock in favor of the adoption of the Merger Agreement in accordance with the applicable provisions of Delaware law.

In arriving at its recommendation, the board of directors of Excel gave careful consideration to a number of factors that are described in the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter. Also accompanying this letter is a copy of Purchaser’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of Common Stock to Purchaser in the tender offer. These documents set forth the terms and conditions of Purchaser’s tender offer and provide instructions as to how to tender your shares. We urge you to read and consider each of the enclosed materials carefully.

Very truly yours,

/s/ Antoine Dominic
Antoine Dominic
President and Chief Executive Officer